March 9, 2005



Mail Stop 03-06

Henry W. Knueppel
President and Chief Operating Officer
Regal-Beloit Corporation
200 State Street
Beloit, Wisconsin 53511-6254

Re:	Regal-Beloit Corporation
      Registration Statement on Form S-3
      Filed February 14, 2005
		File No. 333-122823

Dear Mr. Knueppel:

      This is to advise you that the staff has reviewed only those portions of your registration statement that relate to the comments below. Where indicated, we think you should revise your filing in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
You may decide it is appropriate to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. We note that the selling shareholder, General Electric, acquired the shares being registered for resale in a private transaction in connection with its sale of assets to the registrant that occurred approximately one month prior to the filing of this registration statement. We further note that:
* General Electric was granted registration rights with respect to the registered securities at the time it acquired the shares;
* The shares being registered on behalf of General Electric represent more than 15% of the total number of outstanding shares of the issuer;
* The issuer will receive a portion of the proceeds generated by the resale of the shares being registered on behalf of General Electric if the net proceeds generated by such resales exceed $119 million; and
* The issuer is responsible for paying General Electric up to $20 million in the event that the sale of the shares being registered on behalf of General Electric generate net proceeds of less than $109 million, which results in a reduction of the market risk that would otherwise be borne by General Electric in connection with the ownership of those shares.
In light of the foregoing, please tell us supplementally why the purported secondary offering by General Electric should not instead be viewed as a primary offering on behalf of the issuer, such that General Electric should be identified as a statutory underwriter in the prospectus. For guidance, refer to Item D.29 of our Manual of Publicly Available Telephone Interpretations available on our website at www.sec.gov. In addition, if you believe that the offering is properly viewed as a primary offering, please also supplementally discuss the application of the restrictions on "at the market offerings" set forth in Rule 415(a)(4) to sales made by General Electric under this registration statement.
2. Alternatively, if you continue to believe that the offering of the shares held by General Electric is properly viewed as a secondary offering, please supplementally explain how the registration of those shares is consistent with our guidance regarding PIPE transactions set forth in paragraph (b) of Telephone Interpretation No. 3S included in the Securities Act section of the March 1999 supplement to our Manual of Publicly Available Telephone Interpretations. In particular, please supplementally explain why you believe that the issuance of those shares was completed and General Electric was at market risk prior to the filing of this registration statement, given the limitations on General Electric`s market risk and the fact that the issuer may receive a portion of the net proceeds from the resale of those shares.
3. Please revise to include risk factors as required by Item
503(c)
of Regulation S-K.  We may have further comment.

Use of Proceeds - Page 3
4. We note that the portion of the net proceeds to be received by Regal-Beloit in connection with sales of the shares being registered for resale will depend on the aggregate net proceeds generated from those resales as a result of the value-sharing and price protection provisions of the Shareholder Agreement. Please revise this section to include a table illustrating the net proceeds to be received by Regal-Beloit based upon various stated assumed amounts of aggregate net proceeds from those resales. For example, we note that a similar table was included as part of the materials filed as Exhibit 99.1 to your Form 8-K filed on January 6, 2005.


* * * * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact Mary Beth Breslin at (202) 942-2914 or me at
(202) 942-7924 with any other questions.


Sincerely,



							David Ritenour
      Special Counsel


cc (via fax):	Benjamin F. Garmer, III, Esq.
		Jay O. Rothman, Esq.
		Foley & Lardner LLP

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Henry W. Knueppel
Regal-Beloit Corporation
March 9, 2005
Page 4